

April 29, 2015

Stephen P. Smith
Chief Financial Officer
NiSource Inc.
801 East 86th Avenue
Merrillville, Indiana 46410

>   **Re: NiSource Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Response Dated April 17, 2015**
>   **File No. 1-16189**

Dear Mr. Smith:

We have reviewed your April 17, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, reference to our prior comment is to our comment in our April 14, 2015 letter.

Note 18 Other Commitment and Contingencies

Guarantees of Subsidiaries Debt, page 110

We reviewed your response to our prior comment. It does not appear the Form 15 filed in 1999 deregistered the debt registered under the Securities Act of 1933. Refer to our Compliance and Disclosure Interpretations regarding Exchange Act Sections, specifically Question 153.01 available on our website at www.sec.gov/divisions/corpfin/guidance/exchangeactsections-interps.htm. Additionally, the condensed consolidating financial information noted in Rule 3-10(c) is still required in your financial statements for as long as the registered security is outstanding. This is true even if a subsidiary issuer or guarantor properly suspends its reporting obligation with respect to the security and/or the guarantees under Section 15(d) of the Exchange Act. Please advise or revise. Refer to Section III.C.1 of Release No. 33-7878 available on our website at http://www.sec.gov/rules/final/33-7878.htm.

Stephen P. Smith
NiSource Inc.
April 29, 2015
Page 2

   You may contact Tony Watson, Accountant, at (202) 551-3318, Donna Di Silvio, Accountant, at (202) 551-3202 or Scott Anderegg, Attorney, at (202) 551-3342 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

        Sincerely,

        /s/ William H. Thompson

        William H. Thompson
        Accounting Branch Chief